Exhibit 4.8

Commercial Lease Agreement	Principal lease: office space Reference number: 6007.01.0401.07 Commencement of lease: 01 October 2016 Subject to VAT

1	Lessor

PSP Real Estate AG		VAT No. CHE-
Seestrasse 353		116.310.369
8038 Zurich		VAT

2	Represented by

PSP Management AG
Baslerstrasse 44
4600 Olten

3	Lessee

Lessee 1		VAT No. CHE-	VAT No.
Auris Medical AG		455.709.593
Falknerstrasse 4		VAT
4001 Basel

4	Property

Dornacherstr. 210, 4053 Basel

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5	Table of contents

1	Lessor	1
2	Represented by	1
3	Lessee	1
4	Property	1
5	Table of contents	2
6	Leased properties; rent; ancillary space; purpose of use; ancillary costs	4
6.1	Leased properties and rents	4
6.2	Supplementary space	4
6.3	Ancillary space for shared use	4
6.4	Intended use	4
6.5	Payment of rent; default	4
6.6	Basis of rent	4
6.7	Rent adjustments	5
6.8	Value-added tax	5
6.9	Ancillary costs	5
6.10	Duties and fees	6
7	Commencement of lease; term of lease	6
8	One-time right of termination on the Lessee’s part	7
9	Premature return of the leased property	7
10	Renewal option	7
11	Provision of security	8
12	Plans; calculation of space	8
13	Lessor’s finishing work (bare construction); Lessee’s finishing work; contractors’ liens	8
13.1	Lessor’s finishing work (bare construction 2)	8
13.2	Lessee’s finishing work (finishing work assumed by the Lessee; structural changes; contractors’ liens)	9
	13.2.1 Installation and finishing work assumed by the Lessee	9
	13.2.2 Structural changes made by the Lessee	9
	13.2.3 Contractors’ liens	10
14	Lessor’s maintenance obligations	10
15	Lessee’s maintenance obligations	10
16	Risk of damage or loss; insurance	11
17	Cleaning	11
18	Delivery	12
19	List of keys	12
20	Approvals from the authorities responsible for trades; statutory provisions for industrial operations and of the fire and health code and inspection authorities	12
21	Use of the leased premises	12
21.1	Duty of care and consideration	12
22	Use of the courtyard, forecourt, premises and facilities outside the leased premises	13
22.1	Fundamental provisions	13
22.2	Incoming and outgoing deliveries	13
22.3	Waste	13
23	Fire escape	13
24	Signage; advertising	13
25	Deposit process; setoff	14
26	Subleasing	14
27	Transferring the lease	14
28	Right of inspection	15
29	Restoration and return of the leased premises	15
29.1	Restoration	15
29.2	Return	15
30	Share of costs of finishing work	15
31	Applicable law; place of jurisdiction	16
32	Supplementary provisions	16

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33	Amendments; addenda; prior agreements and understandings	16
34	Annexes	16
35	Signatures	16

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6	Leased properties; rent; ancillary space; purpose of use; ancillary costs

6.1	Leased properties and rents

Property type	Floor	Prop.	Reference No.	Area,	Price,	Francs per	Francs per
		No.		approx. m2	m2/year	year	month

Office space	4th		6007.01.0401.07	568.00	230.00	130,639.80	10,886.65

Total net rent						130,639.80	10,886.65

Advance payment for heating/operating costs						11,400.00	950.00

VAT, 8%						11,363.40	946.95
Total gross rent, incl. VAT						153,403.20	12,783.60

The agreed base net rent refers to the leased property in bare construction condition.

6.2	Supplementary space

The total leased space stated includes the following supplementary space:

Reference No. 6007.01.0401.07 approx. 36 m2 share of approx. 72 m2 general corridor and restroom facilities

6.3	Ancillary space for shared use

The following space and facilities are available for shared use without separate rent being charged therefor:

Stairway and three passenger elevators

Any operating costs with regard to the shared-use space and facilities will be borne proportionally by the users or the Lessee, as the case may be.

6.4	Intended use

The leased premises must only be used as office space. The only specification stipulated on a binding basis with the intended use is the Lessee’s right of use, regardless of the contractually defined finish condition of the leased property.

6.5	Payment of rent; default

The rent is due on the first day of each month (due date). The Lessee is considered to have paid the rent on time if the Lessor can dispose of the money on the due date. The Lessor is entitled to charge the Lessee default interest of 5% (from the due date onward) if payment is received after the due date.

All rent payments will always be applied to the item that has been open the longest, irrespective of the designated purpose of the payment.

6.6	Basis of rent

Swiss Consumer Price Index: Base year 2015 Status 31 May 2016 Point 100.6

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6.7	Rent adjustments

The net rent is indexed at a rate of 100.00%.

The net rent can be adjusted in accordance with the changes in the Swiss Consumer Price Index once annually, upon one month’s notice, with the first effective date being 01 January 2018. Rent adjustments are calculated according to the following formula:

Current index - index from last adjustment

-------------------------------------------------------------- x 100.00 = rent adjustment as a percentage

Index from last adjustment

It is not possible for the rent to be adjusted to below the base net rent stipulated upon the commencement of the Agreement as part of the indexing of the rent.

Rent increases based on additional services provided by the Lessor or due to the introduction of new duties or contributions under public law can also be asserted during the fixed term of the Agreement.

“Additional services” means all facilities, installations, or construction-related adjustments that are applied or created as additions to the previous condition, irrespective of whether the Lessor occasions this on its own initiative or in fulfillment of any changes in statutory provisions that may apply. Such rent increases will take place upon one month’s prior notice, effective as of the first day of the next month, and will be announced to the Lessee in the form stipulated therefor.

If necessary, advance contributions to heating and operating costs and flat fees for ancillary costs can also be adjusted during the fixed term of the Agreement upon one month’s prior notice, in the form stipulated therefor, effective as of the first day of the next month, with this being based on the actual costs in the case of advance payments for heating and operating costs and according to the average value for the previous three years in the case of flat fees for ancillary costs.

6.8	Value-added tax

The Lessee owes the Lessor value-added tax at the then-applicable rate (currently 8%) on the compensation that is relevant for VAT purposes pursuant to Art. 24 of the Swiss Value-Added Tax Act [Mehrwertsteuergesetz (MWSTG)], i.e. the agreed net rent and the ancillary costs. In the event of changes in the VAT rate, the Lessor shall implement the new rate as of the time of the change in the law and shall notify the Lessee thereof at least one month in advance.

The Lessee confirms that it will use the leased property, by way of application of Art. 22 (2) (b) MWSTG, for business purposes and not exclusively for private purposes during the entire term of the Lease Agreement. If the option in favor of application of VAT ceases to apply for a reason caused by the Lessee, the Lessee shall be liable to the Lessor for the full amount of damage arising therefrom.

6.9	Ancillary costs

The term “ancillary costs” means heating, hot water, and operating costs.

To the extent that advance contributions are agreed above for the heating, hot water, and operating costs, the Lessor shall settle accounts for these costs once annually. The reference date for the settlement of accounts for heating, hot water, and operating costs is 31 December.

The costs of heating and hot water include all cost types pursuant to Art. 5 of the Swiss Ordinance on Rental and Lease of Residential and Business Space [Verordnung über die Miete und Pacht von Wohn- und Geschäftsräumen (VMWG)] plus decalcification of any individual boilers present in the leased property (every three years) and a billing fee for heating and hot water costs for the management in the amount of 3% plus VAT.

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The operating costs include the following cost types:

-	Building caretaker services, including VAT, rent for the caretaker’s space, incidentals;

-	Cleaning the generally accessible rooms and spaces, including cleaning supplies and replacement lamps;

-	Periodic container cleaning;

-	Cleaning of glass and metal façades or façade parts;

-	General electricity/water consumption/wastewater/sewage/refuse, including corresponding base fees;

-	Garden maintenance, removal of garden waste, and garden cleaning;

-	Removal of snow and ice, including salt;

-	Service subscription fees for elevator facilities, including operation of the elevator phone, ventilation facilities, including periodic cleaning of distribution pipes and consumable supplies, sliding doors, fire extinguishers, pumps, emergency lighting systems and equipment;

-	Filters and service for water treatment units;

-	Preventive flushing of the sewage system and feed/discharge lines;

-	Cleaning and consumable supplies for general restroom facilities;

-	Costs of security service;

-	Billing fee for management, 3.5% + VAT.

The statement of accounts for heating, hot water, and operating costs is considered to be approved with regard to all services and costs covered therein to the extent that the Lessee does not object thereto in writing to the Lessor or the Lessor’s representative within 30 days after receipt thereof. The Lessee has the right to inspect, or to have an authorized representative inspect, the detailed statement of accounts and the corresponding documentation in the original on the premises of the Lessor or its representative.

Additional charges must be paid within 30 days after receipt of the statement. Refunds will be made within 45 days, subject to setoff.

During the heating period, the heating must not be turned off entirely in any room. No reductions in heating costs can be made for heaters turned down by the Lessee.

6.10	Duties and fees

Duties and fees caused exclusively by the operation of the Lessee’s business must be paid by the Lessee, even if they are charged to the Lessor.

If the operation of the Lessee’s business entails disproportionate use of water, the Lessor is permitted to order that a separate water meter be installed at the Lessee’s expense, even during the term of the lease. Accounts will be settled with regard to water use together with the operating costs.

Costs that are billed directly to the Lessee by a provider or government agency (including cable networks) and are not listed in the Agreement must be paid directly by the Lessee.

7	Commencement of lease; term of lease

Commencement of lease:	01 October 2016

The rent is owed from this point onward. Should the delivery take place before then, especially for the performance of the Lessee’s finishing work, the risk shall pass to the Lessee upon delivery.

End of lease:	30 September 2021

The lease is subject to a fixed term to terminate without prior notice on 30 September 2021.

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8	One-time right of termination on the Lessee’s part

The Lessee is granted the right to terminate the present Lease Agreement one time as follows:

Notice period for termination:	12 months
One time, effective as of:	30 September 2019

If the Lessee intends to make use of this right, the Lessee’s notice of termination must be rendered by certified/registered mail. It is considered valid if it is received by the Lessor or is ready for pick-up at the post office no later than on the last day before the notice period for termination begins. If the Lease Agreement has been entered into with multiple Lessees, the notice of termination must be signed by all Lessees.

If the Lessee makes use of this right of termination, the Lessor has the right to demand a penalty payment of CHF 50,000.00 (share of Lessee’s finishing work without the amount of CHF 5,000.00 for the installation of the partition walls for the new entrance corridor).

9	Premature return of the leased property

If the Lessee wishes to dissolve the lease without complying with the agreed time limits and deadlines and to return the leased property prematurely, the Lessee is liable for the rent, ancillary costs, and the other obligations of the Lessee up until such time as the property is leased to a different tenant, but not beyond the expiration of the Agreement or – if agreed – the next date of termination possible under the Agreement, unless the Lessee proposes a substitute tenant that is acceptable to the Lessor, solvent and willing to take on the Lease Agreement on the same terms and conditions (Art. 264 of the Swiss Code of Obligations [Obligationenrecht (OR)]. The costs of placing advertisements, advertising and additional activities that are associated with the unscheduled leasing of the property to a new tenant shall be borne by the Lessee that is moving out.

The Lessor has 30 days to review the substitute tenant and engage in the associated clarifications.

10	Renewal option

The Lessee is granted the option to renew by an additional five years, meaning from 01 October 2021 until 30 September 2026. The Lessee can exercise this option no later than 30 September 2020, and not before six (6) months before this date, by way of registered/certified mail; otherwise, the renewal option shall cease to apply. If the option is not exercised or ceases to apply, the lease shall terminate without prior notice on 30 September 2021.

If the Lessee validly exercises the renewal option, the Lessor is entitled to adjust the rent to the market conditions then in effect as of the commencement of the new term of the Agreement. It is not possible for the rent to fall below the rent applicable at the relevant point in time.

The new rent will be sent to the Lessee no later than 30 days after the renewal option is validly exercised, along with a new Lease Agreement for the Lessee to countersign. If the Lessee does not return the countersigned new Lease Agreement within 30 days from delivery thereof, the renewal option shall cease to apply and the lease shall terminate on the contractually agreed terms without prior notice of termination being required.

If the renewal option is exercised and a new Lease Agreement comes into existence, the lease shall terminate upon the expiration of the new term thereof without prior notice of termination being required.

The option right is only available to the Lessee personally. If the Lessee transfers the lease to a third party within the meaning of Art. 263 OR, or if more than 50% of the leased space is sub-leased, the renewal option shall cease to apply.

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11	Provision of security

To safeguard all of the Lessor’s claims arising from the lease pursuant to the present Lease Agreement and the relevant annexes hereto, the Lessee shall provide an irrevocable, abstract bank guarantee payable upon first demand within the meaning of Art. 111 OR from a bank accepted in writing by the Lessor beforehand and recognized in Switzerland in the amount of CHF 76,700.00 or, in the same scope, security within the meaning of an interest-bearing savings account pursuant to Art. 257 e OR for the duration of the lease plus 12 months.

In the event that the lease is transferred (Art. 263 OR), the Lessor is permitted to demand that the security be increased to cover the Lessor’s claims.

The security is due before the keys are delivered. If security is not provided, the Lessor is entitled to refuse to deliver the leased property and to proceed according to Art. 107 et seqq. OR.

12	Plans; calculation of space

The attached plan dated 14 June 2016 constitutes an integral element of the present Lease Agreement and shall be signed by both Parties.

Deviations in space, if any, do not justify an adjustment of the rent.

The leased space is calculated as follows:

SIA Documentation d 0165

13	Lessor’s finishing work (bare construction); Lessee’s finishing work; contractors’ liens

13.1	Lessor’s finishing work (bare construction 2)

The leased property is leased out as bare construction 2, consisting of the following components:

-	Floor:	Raw concrete floor
-	Walls:	Enclosing walls, base plaster, raw
-	Ceiling:	Raw concrete ceiling
-	Electrical:	Lessee’s responsibility from floor-level distributor / empty wall duct
-	Heating:	Radiators
-	Windows:	Aluminum/wood windows

All finishing work on the leased property in excess of the bare construction defined above is part of the Lessee’s finishing work and lies within the Lessee’s exclusive sphere of responsibilities.

According to the will of both Parties, the bare construction condition defined above corresponds to the condition of the lease property that is suitable for the presupposed use.

The Lessee is obligated to tolerate the placement of ducts, pipes, cables, etc., in the ceiling cavity and floor without compensation.

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13.2	Lessee’s finishing work (finishing work assumed by the Lessee; structural changes; contractors’ liens)

13.2.1	Installation and finishing work assumed by the Lessee

All installation and finishing work beyond the above-described Lessor’s finishing work (bare construction) that already exists at the time of commencement of the lease and installations that have been performed by the Lessor or a previous tenant shall be delivered to the Lessee free of charge in their current condition in accordance with the delivery record that is to be drawn up. These items are part of the “Lessee’s finishing work,” and have not been taken into account in setting the base net rent. The Lessor assumes no liability for the Lessee’s finishing work.

13.2.2	Structural changes made by the Lessee

The Lessee is entitled to finish and/or convert the leased property according to its needs at its own expense, with the Lessor’s prior written approval being required for the respective conversion and finishing projects. Corresponding plans at a scale of 1:50, cost estimates, and detailed construction specifications must be presented to the Lessor for this.

To the extent that changes to the leased property by the Lessee require construction-related or other official permits or authorizations, all costs associated therewith shall be borne by the Lessee. If approval or authorization for finishing work to be performed by the Lessee is rendered dependent on the fulfillment of conditions imposed by government agencies or by law and these conditions necessitate additional construction-related or other measures, e.g. for reasons associated with fire regulations, or for safety, ecological, historical preservation or other reasons (additional emergency exit doors, disabled-accessible construction, sprinkler systems, fire alarm systems, use of equipment and materials specified for ecological reasons, removal of equipment and materials that are hazardous to health, such as asbestos, etc.), all costs associated therewith shall be borne exclusively by the Lessee. No compensation is owed by the Lessor upon the end of the Agreement, even if the corresponding measures are not reversed.

The Lessee is obligated, at its own expense, to comply with all statutory provisions concerning the finishing and/or conversion work, such as the municipal and cantonal building codes, SIA standards and guidelines of relevant specialized associations, SUVA rules and regulations, fire codes and regulations, etc., and to obtain all necessary official permits and authorizations. Particular attention must be paid to the structural engineering of the building (floor load, load-bearing elements, etc.). Where approved interventions in the general parts of the building take place, especially in the areas of structural engineering, installations and the building envelope, the Lessor has the right to specify the planners, entrepreneurs, products, and systems used.

Other tenants must be given the utmost consideration when performing the finishing or conversion work. The Lessee is obligated to notify the other tenants in the building with sufficient lead time and in detail with regard to the upcoming construction emissions. Noise-intensive work and any interruptions in pipes or other lines (electricity, water, fiber optic, etc.) must be coordinated with the other tenants in the building. In commercial buildings with a residential portion, performance of the Lessee’s work is permitted only Monday through Friday and only during normal working hours.

The Lessee shall bear all costs arising directly or indirectly from its construction activities; this also includes connection fees for water, electrical, sewage, etc. The Lessee is moreover liable, including in the case of careful and considerate performance of the relevant work, for any claims that may be asserted by other tenants or third parties (e.g. neighbors) (reduction of rent and/or damages, neighbors’ rights) to the extent that such claims are rightly asserted with citation of the relevant legal provisions. The Lessee moreover undertakes to participate in any legal dispute that may be initiated vis-à-vis the Lessor in this regard upon provision of third-party notice and to assume the legal dispute at its own risk and expense if the Lessor so requests.

The Lessee is liable for all property damage, personal injury, and financial losses that may arise in connection with construction measures on the Lessee’s part. The Lessee is therefore obligated to take out construction principal’s liability insurance and insurance for the term of the construction at its own expense for every construction project.

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For the purpose of reporting the Lessee’s finishing work to the cantonal building insurance authority, the Lessee is obligated to provide to the Lessor, no later than three months after the completion of the construction, a statement of accounts for construction organized according to the construction cost plan published by the Swiss Zentralstelle für Baurationalisierung and an adjusted set of finishing specifications.

In the event of any electrical installations by the Lessee, the Lessee is responsible for ensuring that all statutory provisions in this regard are complied with. To this end, the Lessee is obligated to have a safety certification prepared, and to send it to the Lessor, at the Lessee’s own expense no later than three months after the completion of these installations.

If a change in the leased property by the Lessee leads to reassessment of the building (additional premiums for building insurance) or to an increase in public fees or contributions as a result of an increase in value due to the Lessee’s finishing work, these additional costs shall be borne by the Lessee.

13.2.3	Contractors’ liens

The Lessee shall ensure that the contractors, entrepreneurs and suppliers involved do not register any contractors’ liens. If this occurs nonetheless, the Lessee is required to ensure that these liens are deleted immediately and at the Lessee’s own expense already at the time of provisional entry in the Land Register. If it fails to do so, the Lessee is liable to the Lessor for the damage and/or losses arising therefrom.

In the case of larger investments, the Lessor is entitled to demand that the Lessee provide, before construction begins, a confirmation from a bank accepted by the Lessor in writing in advance and recognized in Switzerland that documents that the estimated construction amount has been secured and according to which this bank is obligated to pay the invoices of contractors and suppliers directly.

14	Lessor’s maintenance obligations

The Lessor’s maintenance obligations are limited to the Lessor’s finishing work as defined above, meaning the bare construction. In this regard, the Lessor is obligated to maintain the leased property (not including finishing work by the Lessee) in usable condition. The Lessee must report any defects to the Lessor.

In the event of suddenly emerging defects that represent an emergency that cannot be postponed, the Lessee is obligated to immediately notify the caretaker and the management or, in their absence, to take itself or cause to be taken the precautions that are absolutely necessary to avert consequential damage and/or losses, to the extent possible and reasonable. If it fails to do so, the Lessee is liable for consequential damage and/or losses.

The Lessor is entitled to perform necessary repairs, adjustments and renovations in the leased property and with regard to the associated facilities and installations and in and on the general parts of the building unimpeded, provided it has given advance notice that is appropriate to the scope thereof.

The Lessee is required to tolerate at all times any work that is necessary to maintain the physical condition of the property and cannot be postponed. If the Lessee refuses to allow contractors to access the leased property, the Lessee may be held liable for any additional costs and consequential damage and/or losses.

15	Lessee’s maintenance obligations

The costs of maintenance and replacements with regard to the Lessee’s finishing work, meaning any and all installations and finishing work performed by the Lessee as well as its installations, facilities and equipment, shall be borne expressly and exclusively by the Lessee. The Lessee is obligated to maintain the Lessee’s finishing work during the entire term of the lease in such a way that the appearance of the leased property is always in qualitatively and aesthetically perfect condition. The Lessor is permitted to demand that the Lessee perform the necessary work if the condition of such facilities and equipment threatens to damage the leased premises or other parts of the property. If it fails to do so, the Lessor is permitted to order the work on its own and charge the costs to the Lessee.

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Furthermore, the Lessee is responsible for minor cleaning, repairs and improvements (termed “minor maintenance”) on the bare construction as necessary for the customary use of the leased premises. Such maintenance work must be performed in a workmanlike manner, including if others are commissioned to perform it. Minor maintenance includes the following in particular:

a)	Periodic cleaning of the windows and display windows (inside and outside), shutters, blinds, balconies and decks as well as drains, restroom facilities, doors and mailboxes as well as signage and advertising equipment, clearing blockages in wastewater lines to the main line, decalcification of individual boilers.

b)	All further minor repairs that do not exceed 1% of the annual net rent (on an indexed basis) in the individual case.

16	Risk of damage and/or losses; insurance

The Lessor shall insure the leased property without furniture, fixtures and equipment with the cantonal building insurance authority – or, in cantons where there is no such established authority, with a private insurance company – against fire and elemental damage.

Additional building insurance premiums due to the Lessee’s finishing work will be passed through to the Lessee annually. The building insurance premium is calculated based on the construction account statement to be prepared by the Lessee and/or the building insurance estimate for the Lessee’s finishing work and in accordance with the then-applicable rates applied for the relevant insurance. If the Lessee fails to send the construction account statement to the Lessor as agreed, the Lessee shall bear the risk of all damage and/or losses suffered by the Lessee’s finishing work, and the Lessor rejects all liability in this regard.

The Lessee shall bear the risk for all damage and/or losses due to fire, water, explosion, moisture, break-in, theft, etc. suffered by the Lessee’s finishing work, the Lessee’s fixtures, equipment and installations, and/or the goods belonging to the Lessee that the Lessee has brought onto the premises. The Lessee shall take out corresponding insurance policies at its own expense.

The Lessee shall moreover bear, as a basic principle, the risk for all panes of glass in its leased premises. Shattered or broken panes of glass must be replaced with glass of the same characteristic features and quality. The Lessee is not released from the obligation to replace such panes accordingly unless it proves that the damage was caused by improper installation or by tension in the frame.

The Lessor will take out and maintain insurance coverage for liability claims vis-à-vis third parties only to the extent to which the Lessor can be held liable. The rest is the Lessee’s responsibility.

17	Cleaning

The periodic complete cleaning of the leased property and the windows and rolling shutters pertaining to the leased property (inside and outside) as well as signs, lighted signs and mailboxes is the Lessee’s responsibility and must be performed by the Lessee at its own expense.

If general parts of the building are dirty or infested with pests because the Lessee does not fulfill this cleaning obligation or does not do so adequately, the Lessee is liable for all direct and consequential damage and/or losses.

If common areas are available to multiple tenants, they must arrange for cleaning and replacement of consumable supplies among themselves; the Lessor reserves the right to arrange this work and is entitled to charge the tenants proportionally for the costs arising in this respect as part of the ancillary costs.

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18	Delivery

The Lessor shall deliver the leased premises to the Lessee in the contractually owed condition and clean. The Lessee shall have no claim to receive the leased premises in like-new condition.

The blinds and windows will be cleaned by the Lessor before the property is delivered.

A record of delivery will be prepared. The Lessee must report any defects in the leased premises that are not listed in the record to the Lessor via registered/certified mail within ten days after the start of the lease. This does not apply to hidden defects, which must be reported in writing without delay after they are discovered. If no such reports are made, the leased property is considered to have been delivered in the condition stated in the record.

19	List of keys

The record of delivery will list the keys/badges delivered. The Lessee must replace any keys/badges that are lost during the term of the lease at its own expense no later than as of the end of the term thereof. In such a case, the Lessor is entitled to change or replace the locking system and the keys/badges at the Lessee’s expense. Any additional keys/badges made must be turned over to the

Lessor when the Lessee moves out, without any compensation being paid therefor.

20	Approvals from the authorities responsible for trades; statutory provisions for industrial operations and of the fire and health code and inspection authorities

The Lessee is obligated to obtain, directly and at its own expense, all permits and approvals required for the use of the leased premises and for its operations and to comply therewith.

21	Use of the leased premises

21.1	Duty of care and consideration

The Lessee must use the leased premises with the utmost care and must keep them in good and clean condition. The Lessee is only permitted to use the leased premises for the contractually agreed purpose. The Lessee is liable for any damage and/or losses arising through improper use thereof or use thereof in breach of contract.

The Lessee must demonstrate consideration for fellow tenants and neighbors in its use of the leased premises. The Lessee is prohibited from using machines, apparatus and equipment or engaging in any trade or commercial business that causes noise, vibrations or shocks, bothersome fumes or foul odors. The Lessee agrees to comply with any house rules that may be established by the Lessor.

Before heavy goods and items such as safes, machines, etc. are brought into the leased property, the Lessee must clarify the load limits for the floors with the Lessor; the Lessee shall bear the costs of any expert report from the construction engineer that may be needed. Appropriate underlays or insulation must be placed under heavy furnishings to protect the floors and, where applicable, to prevent noise, vibrations and shocks.

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22	Use of the courtyard, forecourt, premises and facilities outside the leased premises

22.1	Fundamental provisions

Unless otherwise agreed in writing, the Lessee is not permitted to place or store objects outside the leased premises. In particular, access to the building and courtyard, vehicle passage, building and basement or other open areas and spaces must not be blocked with objects of any kind. If the Lessor grants its permission therefor as an exception, the Lessee shall be liable for any and all damage and/or losses arising from the storage.

Vehicles of any kind belonging to the Lessee, its employees and its customers must only be parked in the parking spaces designated by the Lessor.

22.2	Incoming and outgoing deliveries

Incoming and outgoing deliveries of goods must be performed carefully and must only be performed in the locations designated by the Lessor. The Lessee must eliminate any soiling due to incoming and outgoing deliveries of goods immediately and without any particular request to that effect being issued. Any damage and/or losses that are sustained must be reported without delay to the Lessor, which will cause them to be remedied at the Lessee’s expense.

The use of the passenger and freight elevators is subject to the rules posted there. In particular, users must comply with the load rules.

22.3	Waste

Waste of all kinds must only be placed in the locations designated by the Lessor and must be placed there in an appropriate manner. If necessary, the Lessee is obligated to procure appropriate containers and to provide them regularly for emptying.

23	Fire escape

Any fire escape that may be present must only be used in the event of a fire or other emergency in which the main stairs are not accessible. The door to the fire escape must be kept clear at all times. Storage of any kind along emergency escape routes is prohibited.

24	Signage; advertising

The Lessee shall assume the costs of producing standardized name signs for the doorbell, mailbox, elevator, etc.

The façade, roof, roof overhangs, wall projections, technical space, and stairway walls are not included in the lease, and the Lessee is not permitted to use them.

Company and advertising signs, posters, display windows, placards and the like must not be installed except with the Lessor’s prior written approval and in the locations designated by the Lessor. The costs of installation, operation, maintenance and replacement associated therewith shall be borne by the Lessee. The Lessor’s approval encompasses the nature, size, color, form and material, and moreover the orientation and sequence of signs. In the case of façade repairs or modifications, the Lessee must remove and reinstall the signs and lettering at its own expense. It is the Lessee’s responsibility to obtain any official permits or authorizations that may be required and to bear the costs arising therefrom. Upon the end of the lease, the Lessee must remove the signs and lettering in a workmanlike manner at its own expense and restore the original condition; in particular, it must cleanly patch all holes and clean the surface below the signs.

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In the case of façade advertising, the Lessor is entitled to demand that the Lessee pay rent accordingly.

The Lessee shall bear the electricity costs associated with any lighted signs. The Lessee shall ensure that electricity is supplied via a separate meter and charged directly to the Lessee by the supplier. In the event of fire involving lighted signs, the Lessee shall bear any and all consequential damage and/or losses arising therefrom.

25	Deposit process; setoff

The Lessee is not permitted to unilaterally reduce the rent.

If the Lessor fails to comply with its maintenance obligations pursuant to the section titled “Lessor’s maintenance obligations,” the Lessee must set an appropriate time limit for the Lessor to do so in writing, accompanied by a threat that if the time limit expires without producing the desired result, the Lessee will deposit future rent payments or portions thereof with the body designated by the canton.

The Lessor must also be notified in writing when the deposit has been made.

Rent payments that have been deposited shall devolve on the Lessor if the Lessee does not assert its claims vis-à-vis the Lessor with the conciliation authority within 30 days from the time at which the first rent payment deposited fell due.

The Lessor is permitted to demand that the conciliation authority release rent payments that have been wrongly deposited as soon as the Lessee notifies the Lessor of the deposit.

26	Subleasing

Subleasing the leased premises in whole or in part (Art. 262 OR) is permitted only within the scope of the contractually agreed intended use thereof and only with the Lessor’s prior written consent. The Lessee shall provide the Lessor, with adequate lead time before entering into any planned agreement, with a corresponding written request stating the personal details of the sub-lessee and the terms of the agreement. After the sublease agreement comes into existence, the Lessee shall provide the Lessor with a copy of the agreement without being requested to do so.

The Lessee is liable to the Lessor for ensuring that the sub-lessee does not use the leased premises in any manner other than the manner in which the Lessee itself is permitted to use them. The Lessor is permitted to urge the sub-lessee to do this directly.

27	Transferring the lease

Transferring the lease is permitted only within the scope of the contractually agreed intended use and requires the Lessor’s written consent (Art. 263 OR). Before entering into an agreement to transfer the lease to a third party, the Lessee shall notify the Lessor of the third party’s personal details and sphere of activity. Furthermore, the Lessee shall provide the Lessor with a detailed listing of the Lessee’s finishing work, installations and apparatus that are to be assumed by the third party, along with the compensation to be paid therefor. The written request must be supplemented by an extract from the commercial register or debt collection register and must be submitted approximately 30 days in advance so that the Lessor has sufficient time to review any objections.

The Lessor is permitted to deny its consent to the transfer if the Lessee accepts a promise of remuneration from the proposed subsequent tenant that does not have equivalent consideration as its subject (especially “key money”).

If the Lessor consents, the third party shall assume the lease in the Lessee’s stead. After that, the Lessee will be released from its obligations vis-à-vis the Lessor. However, the Lessee will be jointly and severally liable with the third party up until the time at which the lease expires or can be terminated, whether according to the contract or by law, up to a maximum of two years.

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28	Right of inspection

In the case of negotiations regarding sale and leasing the property to a new tenant and to safeguard ownership rights, the Lessor or its representative is entitled to enter the premises during customary business hours upon 48 hours’ prior notice. If the Lessee is absent, the keys must be kept available.

29	Restoration and return of the leased premises

29.1	Restoration

There is no obligation to reverse the finishing work that already exists upon commencement of the lease (and is assumed from the previous tenant). The Lessee agrees only to reverse the finishing work that it has undertaken during the term of the lease, which it will do in a workmanlike and timely manner prior to the time of return. The Lessee must cause floor coverings that pertain to the leased premises to be cleaned in a workmanlike manner.

The Lessor may waive its right to demand that the bare construction be restored in whole or in part in writing (but not orally). In this case, the Lessee is obligated to leave the Lessee’s finishing work whose reversal is being waived in the leased property in full. The Lessee’s finishing work shall become the Lessor’s property without any compensation being paid therefor upon the end of the contract in this case.

If the Lessee violates its obligation to put the leased property in the contractually agreed condition in due time, the Lessor is not obligated to set a cure period for the Lessee to meet the return obligation. Instead, the Lessor is permitted to cause the work and measures necessary to establish the aforementioned condition in due time to be performed itself at the Lessee’s expense. In this case, claims for damages are reserved, especially an obligation of payment corresponding to the rent until such time as the contractually agreed condition is established or until the premises are leased to another tenant, if the late return of the leased property has made it impossible to deliver the leased property to the subsequent tenant on time and the latter thereafter rescinds the contract; furthermore, the Lessee must compensate the Lessor for the damage and/or losses suffered by any subsequent tenant in connection therewith.

19.2	Return

The leased property must be returned, entirely cleared, vacated, and cleaned and in the contractually owed condition, together with all keys/badges by 12:00 p.m. on the last day of the lease at the latest. If the date of return falls on a Saturday, Sunday or governmentally acknowledged day off or holiday, the return must take place by 12:00 p.m. on the next local working day at the latest.

After the expiration of the lease, the Lessee shall have neither a right to be present on the premises nor a right to dispose thereof.

Upon the return of the premises, the Lessor shall draft a record of assumption of possession. Defects for which the Lessee is to be held responsible will be listed in this record. The Lessor is permitted to assert claims on the Lessee for hidden defects that the Lessor does not discover, despite a careful acceptance procedure, until after taking possession of the premises, even after the fact, provided that these defects are reported to the Lessee immediately after discovery thereof.

The Lessor is permitted to demand that the Lessee participate in preparing a joint record of return upon assuming possession of the leased premises. If the Lessee refuses to participate therein, the Lessor is permitted to have the findings of a government agency recorded at the Lessee’s expense.

30	Share of costs of finishing work

The Lessor shall bear a share of the costs of the Lessee’s planned finishing work in the lump sum of CHF 55,000.00, including VAT. This amount also includes the installation of the new partition walls for the new entrance corridor (at CHF 5,000.00) so that the length of the emergency escape route is complied with. Disbursement shall take place after construction is complete and after the Lessee issues an invoice that is compliant with the provisions on VAT and on the condition that the Lessee has paid the contractors and entrepreneurs (including architects, planners and the like) involved in the finishing work. Upon request, the Lessee must provide corresponding proof of payment. The Lessor is entitled to withhold payment until such proof is provided.

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In addition, the costs of a new entrance door to the leased property and the installation of a meter for the leased property will be at the Lessor’s expense.

31	Applicable law; place of jurisdiction

Unless otherwise agreed herein, the provisions of the Swiss Code of Obligations (Art. 253 et seqq. OR) apply. The place of jurisdiction for all disputes arising out of this Agreement is the location of the leased property.

32	Supplementary provisions

The Lessee is permitted to install a handrail in one of the ladies’ restrooms. Construction modifications must be removed at the Lessor’s request, and the Lessee must restore the original condition, by the end of the term of the lease.

33	Amendments; addenda; prior agreements and understandings

Amendments and addenda to this Lease Agreement (including any cancellation of this written form reservation) are not valid unless made in written form.

The present Lease Agreement supersedes any and all prior agreements, understandings and confirmations by the Parties, whether oral or in writing.

34	Annexes

The following annex, which was issued to the Lessee and is expressly acknowledged by the Parties, constitutes an integral element of this Lease Agreement:

1. Contractual annex plan of the 4th floor dated 14 June 2016

35	Signatures

By signing below, the Lessee confirms that it has read and understood the entire contractual document, including annexes.

Olten, 14 June 2016/CHQ0744

The Lessor, represented by	[signature]	[signature]
PSP Management AG	Lessee 1
	Auris Medical AG	[stamp:] Anne Sabine Zoller
	[stamp:] Thomas Meyer	General Counsel
[signature]	Chairman and CEO

This Agreement is not legally valid unless and until it is signed by all Parties.

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